SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number: 333-115996

Concordia Bus Nordic AB (publ)
(Translation of registrant’s name into English)

Solna Strandvag 78, 171-54 Solna, Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark whether the registrant files by furnishing the information contained in this Form is also thereby furnishing the Information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-           .

FOR IMMEDIATE RELEASE

CONCORDIA BUS NORDIC AB (PUBL) ANNOUNCES FURTHER ASSUMPTION TO ‘CLEANSE’ INSIDER STAKEHOLDERS

1 June 2005 — Following the press release of 25 May 2005 regarding certain assumptions relating to key business drivers that have been provided to stakeholders as part of on-going restructuring discussions, Concordia Bus Nordic AB (the “Company”) announces that a further key assumption that was provided to these stakeholders was that the assumed number of contracts that the Company was contracted to operate as at 28 February 2005 were: Sweden (146), Norway (13) and Finland (38). This information was provided in the special context of the proposed restructuring. The Company does not intend to announce this type of information on an ongoing basis and the Company does not anticipate updating the information provided in this announcement. The Company will not be making any further comments on this and previously announced assumptions.

This release is not an offer to sell securities in the United States.  Securities may not be offered or sold in the United States other than pursuant to registration under the United States Securities Act of 1933, as amended, or an exemption from such registration.  No public offering of securities has been or will be made in the United States and, accordingly, the Company will not be registering any securities under the Securities Act of 1933.

For further information please contact:

Financial advisers to Concordia Bus Nordic AB:
Alvarez & Marsal (Europe) Limited 5th Floor One Canada Square

London E14 5AA
Contacts:	Tony Alvarez III
Telephone:	+44 (0) 207 715 5200
E-mail:	TAlvarezIII@alvarezandmarsal.com

ENQUIRIES:

Ragnar Norbäck	+46(0)854630141
Per Skärgård	+46(0)854630021

Richard Constant/ Candace Carpenter	+44(0)207.554.1400
Gavin Anderson & Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia Bus Nordic AB (publ)
(Registrant)

Date: June 2, 2005	By:	/s/ Per Skargard
Per Skargard
Chief Financial Officer